EXHIBIT 12(b)

CLECO POWER
COMPUTATION OF EARNINGS TO FIXED CHARGES

 (UNAUDITED)

For the	For the	For the
three	six	twelve
months ended	months ended	months ended
June 30, 2004
(Thousands, except ratios)
Earnings from operations	$9,710	$21,530	$47,347
Federal and state income taxes	6,658	12,594	26,532

Earnings from operations before income taxes	$16,368	$34,124	$73,879

Fixed charges:
Interest, long-term debt	$6,728	$13,445	$26,793
Interest, other (including interest on short-term debt)	(606)	(116)	561
Amortization of debt expense, premium, net	458	898	1,782
Portion of rentals representative of an interest factor	76	160	305

Total fixed charges	$6,656	$14,387	$29,441

Earnings from operations before income taxes	$16,368	$34,124	$73,879
Plus: total fixed charges from above	6,656	14,387	29,441

Earnings from operations before income taxes
and fixed charges	$23,024	$48,511	$103,320

Ratio of earnings to fixed charges	3.46	X	3.37	X	3.51	X